Mail Stop 3561

January 15, 2009

Michael C. Nahl
Executive Vice President and Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, NY 12204

   Re: **Albany International Corp.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      Definitive Proxy Statement on Schedule 14A
      Filed March 26, 2008
      File No. 1-10026

Dear Mr. Nahl:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director

cc: David I. Gottlieb, Esq.
   Cleary Gottlieb Steen & Hamilton LLP
   Facsimile No. (212) 225-3999